UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number 001-42007

CDT Environmental Technology Investment Holdings Limited

(Translation of registrant’s name into English)

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District, Shenzhen, China 518057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Share Consolidation

On November 26, 2025, the shareholders of CDT Environmental Technology Investment Holdings Limited (the “Company”) approved, among other things, a share consolidation of the Company’s issued and unissued Class A ordinary shares, par value $0.0025, and Class B ordinary shares, par value $0.0025 (together, the “Ordinary Shares”). On May 20, 2026, the board of directors of the Company approved the implementation of the share consolidation at a ratio of 1-for-25, pursuant to which every twenty-five Ordinary Shares issued and unissued immediately prior to the effective time of the share consolidation will be consolidated into one Ordinary Share.

The share consolidation is expected to become effective on June 1, 2026. The Ordinary Shares are expected to begin trading on a post-share consolidation basis on The Nasdaq Capital Market at the market open on June 1, 2026 under the existing trading symbol “CDTG.”

Effective upon the share consolidation, the Company’s authorized share capital will become US$250,000 divided into (a) 3,760,000 class A ordinary shares of a par value of US$0.0625 each and (b) 240,000 class B ordinary shares of a par value of US$0.0625 each.

No fractional shares will be issued in connection with the share consolidation. Instead, any fractional share resulting from the share consolidation will be rounded up to the next whole share.

Press Release

On May 28, 2026, the Company issued a press release. A copy of the press release is furnished as Exhibit 99.1 to this Report.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated May 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Name:	Yunwu Li
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: May 28, 2026